Exhibit 99.1

JEFFS’ BRANDS LTD

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2023	2022
ASSETS		Unaudited	Audited
		USD in thousands

CURRENT ASSETS:
Cash and cash equivalents		2,153	8,137
Trade receivables		131	327
Other receivables		560	779
Inventory		2,542	1,791
Total current assets		5,386	11,034
NON-CURRENT ASSETS:
Property and equipment, net		47	41
Investment in SciSparc Nutraceuticals Inc. accounted for using the equity method	3a.	2,944	-
Investment in SciSparc Ltd. at fair value	3b.	198	-
Intangible assets, net	3c.,4	6,136	4,452
Deferred taxes		137	110
Operating lease right-of-use assets		167	138
Total non-current assets		9,629	4,741
TOTAL ASSETS		15,015	15,775

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		643	131
Other payables		1,098	391
Related party payables	4b.	30	32
Short-term loans		-	86
Total current liabilities		1,771	640
NON-CURRENT LIABILITIES:

Derivative liabilities	5	1,875	2,216
Operating lease liabilities		88	98
Total non-current liabilities		1,963	2,314
TOTAL LIABILITIES		3,734	2,954

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value per share - Authorized: 43,567,567 as of June 30, 2023 and December 31, 2022; Issued and outstanding: 8,321,632 shares as of June 30, 2023; and 8,074,217 shares as of December 31, 2022		-	-
Additional paid-in-capital		16,787	16,499
Accumulated deficit		(5,506)	(3,678)
TOTAL SHAREHOLDERS’ EQUITY		11,281	12,821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,015	15,775

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	U.S. dollars in thousands (*)
	Unaudited
	2023	2022
Revenues	3,871	2,343
Cost of sales	3,498	1,933

Gross profit	373	410

Operating expenses:

Sales and marketing	342	617
General and administrative	2,067	891
Equity losses	89	-
Other income, net	(158)	-

Operating loss	(1,967)	(1,098)

Financial expenses (income), net	(148)	335

Loss before taxes	(1,819)	(1,433)

Tax expenses	9	93

Net loss for the period	(1,828)	(1,526)

Loss per ordinary share (basic and diluted)	(0.22)	(0.53)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted	8,211,670	2,893,125

(*)	Except share and per share information

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2023 (Unaudited)

	Ordinary Shares		Additional paid-in-	Retained earnings (Accumulated
	Number	Amount	capital	deficit)	Total

BALANCE AT DECEMBER 31, 2022	8,074,217	-	16,499	(3,678)	12,821
Net loss for the period	-	-	-	(1,828)	(1,828)
Issuance of ordinary shares to SciSparc Ltd. (Note 3b.)	247,415	-	288	-	288
BALANCE AT JUNE 30, 2023	8,321,632	-	16,787	(5,506)	11,281

Six Months Ended June 30, 2022 (Unaudited)

	Ordinary Shares		Additional paid-in-	Retained earnings (Accumulated
	Number	Amount	capital	deficit)	Total

BALANCE AT DECEMBER 31, 2021	2,893,125	-	2,730	(1,477)	1,253
Net loss for the period	-	-	-	(1,526)	(1,526)
Debt extinguishment of shareholders’ loans	-	-	769	-	769
BALANCE AT June 30, 2022	2,893,125	-	3,499	(3,003)	496

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands
	Unaudited
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(1,828)	(1,526)
Adjustments to reconcile net loss to net cash from (used in) operating activities:

Exchange differences on cash and cash equivalent	46	-
Amortization of intangible assets	347	284
Depreciation	3	-
Accrued interest and amortization of discount on third party, related party and shareholders’ loans	-	135
Loss from change in the fair value of a financial asset at fair value	90	-
Equity losses	89	-
Change in fair value of derivative liabilities	(341)	-
Changes in deferred taxes, net	(27)	11
Changes in operating assets and liabilities:

Decrease in trade receivables	196	349
Decrease (increase) in related parties balance	(2)	45
Operating lease right-of-use assets	(30)	-
Operating lease liabilities	31	-
Decrease (increase) in other receivables	219	(35)
Increase in inventory	(752)	(604)
Increase in accounts payable and other payables	790	287
Net cash used in operating activities	(1,169)	(1,054)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchase of property and equipment	(8)	(3)
Purchase of SciSparc Nutraceuticals Inc.(see note 3.a)	(2,993)	-
Purchase of intangible asset (see note 3.c)	(1,682)	-
Net cash used in investing activities	(4,683)	(3)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

Short term loan received	-	731
Short term loan repaid	(86)	-
Net cash from (used in) financing activities	(86)	731

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,938)	(326)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	8,137	393
LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(46)	-
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,153	67

Supplemental disclosure of cash flow information:
Taxes paid	28	15
Interest paid	2	36
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in other payables	-	497
Issuance of 247,415 ordinary shares to SciSparc Ltd. in consideration for 360,297 ordinary shares (see note 3.b)	288	-
Consideration payable to sellers of Fort Products Ltd. included in other payables	349	-
Consideration payable to seller of SciSparc Nutraceuticals Inc. shares included in other payables	41	-
Substantial modification of shareholders’ loans recorded in equity	-	982

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION

a.      General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of September 26, 2023, the Company had five wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) and Fort Products LLC (“Fort US”), and together with Smart Pro, Top Rank and Jeffs’ Brands Holdings, the “Subsidiaries”. The Company and the Subsidiaries (“Group”) are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon.com (“Amazon”) website.

Smart Pro, a private corporation incorporated under the laws of the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of June 30, 2023, Smart Pro operated four Brands on the Amazon website.

In April 2021, Top Rank, an Israeli company, was incorporated as a wholly owned subsidiary of Jeffs’ Brands.

On February 23, 2023, Jeffs’ Brands Holdings, was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands.

On March 9, 2023, the Company purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 3.c.

On April 23, 2023, Fort US was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands Holdings.

On February 23, 2023, the Company purchased approximately 49% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals Inc. (“Wellution”). For additional information see note 3a.

b.      Concentration Risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of its brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION (cont.)

c.      Liquidity

During the six months ended June 30, 2023, the Group incurred a net loss of $ 1,828 thousand and cash flows used in operating activities were $ 1,169 thousand. As of June 30, 2023, the Group had an accumulated deficit of approximately $5,506 thousand.

The Group intends to continue to finance its operating activities through the sale of products via the Brands and through raising additional capital, as needed.

Management believes that expected cash flows are sufficient to support the Group’s current operations for more than 12 months from September 26, 2023, the issuance date of these condensed consolidated financial statements.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.      Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

b.       Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Group. All intercompany balances and transactions have been eliminated in consolidation.

c.       Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, deferred taxes, inventory impairment, derivative liability, useful lives of intangible assets, intangible assets impairment as well as in estimates used in applying the revenue recognition policy. Actual results may differ from those estimates.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

In the preparation of these condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s consolidated financial statements for the year ended December 31, 2022.

d.       Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the Group’s financial statements for the year ended December 31, 2022.

Affiliates

The investment in affiliated company is accounted for by the equity method under ASC Subtopic 323-30, “Investments - Equity Method and Joint Ventures: Partnerships, Joint Ventures, and Limited Liability Entities”. Upon initial recognition, the cost of investment is based on the direct costs of acquiring the investment including amounts incurred on behalf of the investee.

Following an acquisition, the Company recognizes its proportionate share of the affiliated company’s net income or loss after the date of investment.

Fair value measurement

Shares of an entity held by the Company, over which the Company does not have significant influence, are accounted for as financial assets at fair value.

The Group’s financial asset in respect of the investment in SciSparc Ltd. (“SciSparc”) is classified within Level 1 of the fair value hierarchy, because the ordinary shares have quoted prices as they are traded on the Nasdaq Stock Market LLC.

e.       Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Group’s condensed consolidated financial statements.

NOTE 3 — SIGNIFICANT EVENTS DURING THE PERIOD

a.	On February 23, 2023, the Company and Jeffs’ Brands Holdings entered into a stock purchase agreement (as amended on March 22, 2023, the “Wellution Agreement”), with SciSparc, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of Wellution , a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of Wellution, for approximately $3.0 million in cash. The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under ASC Subtopic 805 “Business Combinations” (“ASC 805”), and not as a business combination. The Company reviewed the guidance under ASC 805 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SIGNIFICANT EVENTS DURING THE PERIOD (cont.)

a.(cont.)

In connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with Wellution (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to Wellution for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

The investment in Wellution was accounted for as an equity investment under ASC Subtopic 323-30, “Investments - Equity Method and Joint Ventures: Partnerships, Joint Ventures, and Limited Liability Entities”. Upon initial recognition, the cost of investment is based on the direct costs of acquiring the investment including amounts incurred on behalf of the investee.

The activity in the investment in Wellution account was as follows:

February 23, 2023 – June 30, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on February 23, 2023	3,033
Equity losses	(89)
Balance as of June 30, 2023	2,944

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SIGNIFICANT EVENTS DURING THE PERIOD (cont.)

Summarized financial information:

Summarized statement of statement of operation:

February 23, 2023 – June 30, 2023
USD in thousands
Revenues	1,186
Net loss	(151)

b.	Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company issued 247,415 ordinary shares, no par value per share (“Ordinary Shares”) to SciSparc and SciSparc issued 360,297 of its ordinary shares to the Company in a share exchange, (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288 thousand by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

The investment in SciSparc was accounted for as financial asset through profit and loss.

The activity in the investment in SciSparc shares was as follows:

March 23, 2023 – June 30, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on March 23, 2023	288
Revaluation losses	(90)
Balance as of June 30, 2023	198

c.	On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2 million (approximately $2.4 million) (the “Fort Acquisition”).

Although employees were on the payroll of Fort, as part of the Fort SPA, the employment of these employees were terminated within three months, with all termination costs to be borne by the Sellers.

Also, in connection with the closing of the Fort Acquisition, on March 9, 2023, Fort and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide the Company with consultancy services for a period of six months following the closing, at a monthly fee of £2.5 thousand (approximately $3 thousand). On September 20 ,2023, the Company and the Sellers entered into a new consulting agreement for indefinite period at a monthly fee of £3.5 thousand (approximately $4.5 thousand) effective as of June 1, 2023 (the “Fort Consulting Agreement”).

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SIGNIFICANT EVENTS DURING THE PERIOD (cont.)

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under ASC 805 and not as a business combination. The Company reviewed the guidance under ASC 805 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand.

d.	On May 30, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying that the Company was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Stock Market LLC, as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), because the closing bid price of the Company Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until November 27, 2023, to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance if, at any time during this 180-day period, the closing bid price of the Company Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed.

However, the Nasdaq Stock Market LLC may, in its discretion, require the Company Ordinary Shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company did not demonstrate an ability to maintain long-term compliance. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

NOTE 4 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,814	(1,678)	6,137

	December 31, 2022
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	5,783	(1,331)	4,452

On March 9, 2023, the Company recognized the amount of $2,031 thousand paid in connection with the Fort Acquisition amortized over a period of 10 years.

Amortization expense was $347 thousand and $282 thousand, for the six months ended June 30, 2023, and 2022, respectively.

NOTE 5 — DERIVATIVE LIABILITIES

On November 28, 2022, the Company issued additional warrants (the “Additional Warrants”), issued following certain adjustments pursuant to the terms of the warrants issued as part of the Company’s Initial Public Offering (the “IPO Warrants”), to purchase up to 2,824,525 Ordinary Shares to certain qualified buyers, as defined in the IPO Warrants. The term of each Additional Warrant is five (5) years from the issuance date. Each Additional Warrant holder receives semi-annual payments equal to approximately 2% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among qualified holders ("Revenue Sharing Payment"). As of June 30, 2023, the Revenue Sharing Payment was equal to approximately 2.3% of the Company’s revenues for the six months ended June 30, 2023. The Company determined that the Additional Warrants preclude equity classification. The derivative liability is recorded at fair value and amounted to $1,875 thousands as of June 30, 2023.

The following table presents changes in the fair value of the derivative warrant liability during the period (in thousands)

Balance as of December 31, 2022	(2,216)
Change in fair value	341
Balance as of June 30, 2023	(1,875)

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — DERIVATIVE LIABILITIES (cont.)

The following table lists the significant unobservable inputs used for calculation of fair value of the Additional Warrants during the six months ended June 30, 2023:

June 30, 2023
Expected volatility	100%
Exercise price	2.02
Share price	$0.75
Risk-free interest rate	5.4%
Dividend yield	-
Expected life	4.41
Weighted average cost of capital (WACC)	23.20%

Additionally, the revenue forecast over the life of the Additional Warrants is a significant input in determining the price of the Additional Warrants as of June 30, 2023.

NOTE 6 — RELATED PARTIES — TRANSACTIONS AND BALANCES

a.	Transactions with interested and related parties:

	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands
Labor cost and related expenses	133	66
Directors’ fees	158	-
Inventory storage (included in cost of sale) (a1)	313	-
Consulting fees (a1)	95	-
Other income (a2)	(158)	-
Revenue Sharing Payment (a3)	19	-
Interest expenses on loans from related parties and shareholders	-	311
	560	377

(a1) On October 26, 2022, the Company and Pure Capital Ltd. (“Pure Capital”) entered into a consulting agreement (the “Pure Capital Consulting Agreement”), pursuant to which Pure Capital will provide consultancy services to the Company for a monthly fee of NIS 57.75 thousand (approximately $16 thousand). Pursuant to the Pure Capital Consulting Agreement, Pure Capital is also entitled during the term of the consulting agreement to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding, and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. In March 2023, the Company paid to Pure Capital $352 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration with the investments in Fort and SciSparc. Additionally, on October 26, 2022, the Company and Pure NJ Logistics LLC, a company wholly-owned by Pure Capital and a director of the Company, entered into a warehouse lease agreement located in the U.S.

(a2) On March 22, 2023, the Company entered into the SciSparc Consulting Agreement, pursuant to which the Company will provide management services to Wellution for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. The consultancy services fees paid according to the SciSparc Consulting Agreement are -included in other income.

(a3) Comprised of $11 thousand to Medigus Ltd. (“Medigus”) and $8 thousand to Pure Capital.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — RELATED PARTIES — TRANSACTIONS AND BALANCES (cont.)

b.	Balances with interested and related parties:

	Period ended
	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
ASSETS:
Advances to suppliers	-	228
Wellution (included in other receivables) (a2)	158	-
	158	228
LIABILITIES:
Medigus (included in related party liability)	30	32
Liability to SciSparc (included in other accounts payable)	50	-
Revenue Sharing Payment liability in connection with Additional Warrants held by Medigus (included in other account payable)	7	-
Revenue Sharing Payment liability in connection with Additional Warrants held by Pure Capital (included in other account payable)	6	-
Liability to supplier (included in other account payable) (a1)	42
	135	32

NOTE 7 — SUBSEQUENT EVENTS

a.	On September 5, 2023, the shareholders of the Company approved at the annual general meeting a reverse split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 1:2 and 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by, the board of directors.